Exhibit 99.1

Signal Genetics and miRagen Therapeutics

Investor Conference Call

November 1, 2016

Signal Genetics and miRagen Therapeutics – Investor Conference Call, November 1, 2016

CORPORATE PARTICIPANTS

David Burke, The Ruth Group

Samuel D. Riccitelli, President and Chief Executive Officer, Signal Genetics

William S. Marshall, Chief Executive Officer, miRagen Therapeutics

CONFERENCE CALL PARTICIPANTS

Liana Moussatos, Wedbush Securities

Edward A. Tenthoff, Piper Jaffray

PRESENTATION

Operator:

Good morning. My name is Lauren and I’ll be your conference Operator today. At this time, I would like to welcome everyone to the Signal Genetics and miRagen Therapeutics Investor Conference Call. Please note that this event is being recorded. I would now like to turn the conference over to David Burke from The Ruth Group. Sir, you may begin your conference.

David Burke:

Good morning. It’s a pleasure to host this conference call alongside the Executives of Signal Genetics and miRagen Therapeutics to discuss the proposed merger of these companies. Joining me for today’s call are Signal Genetics’ President and Chief Executive Officer, Sam Riccitelli; Signal’s Chief Financial Officer, Tamara Seymour; miRagen’s Chief Executive Officer, Bill Marshall; miRagen’s Chief Financial Officer, Jason Leverone; and miRagen’s Chief Business Officer, Adam Levy.

Following the prepared remarks, we will open up the call for your questions. I’d like to remind everyone that this call is being recorded and will be available for web and telephone replay for 10 days. Please refer to the joint press release issued last night, Monday, October 31, or Signal’s website, for the replay information.

First, I would like to take a moment to indicate where Signal stockholders may obtain more information regarding the proposed transaction, as well as cover Signal’s Safe Harbor cautionary statement. In connection with the proposed merger, Signal and miRagen intend to file relevant materials with the Securities and Exchange Commission. Investors and security holders of Signal and miRagen are urged to read these materials when they become available, because they will contain important information about Signal, miRagen and the proposed merger. These materials and any other documents filed by Signal with the SEC may be obtained for free of charge at the SEC website, www.sec.com. In addition,

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Signal Genetics and miRagen Therapeutics – Investor Conference Call, November 1, 2016

investors and security holders may obtain free copies of the documents filed with the SEC by Signal by directing a written request to Signal Genetics, Inc., at 5740 Fleet Street, Carlsbad, California, 92008, Attention: Investor Relations. Investors and security holders are urged to read these materials before making any voting or investment decision with respect to the proposed merger.

During this call we will discuss some factors and matters regarding the proposed merger between Signal and miRagen and regarding their respective businesses going forward. Any matters discussed today that are not historical facts constitute forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed merger between Signal and miRagen and the potential for stockholder approval, the expectations regarding the potential equity investment, capitalization, resources and ownership structure of the combined organization, Signal’s continued NASDAQ listing, and the safety, efficacy and projected development and regulatory timelines and commercial potential of any product candidates. These forward-looking statements are subject to risks and uncertainties which could cause actual results or events to differ materially from those suggested by any forward-looking statements. These risks and uncertainties include, among other factors, the ability of Signal and miRagen to receive the necessary stockholder approval for the proposed merger; the ability of the combined Company to maintain its NASDAQ listing; and the timing and nature of the planned equity investment by the investor syndicate in connection with the proposed merger. Additional risk factors may be found in Signal’s filings with the SEC. As a result of these risks and uncertainties, you should not place undue reliance on any forward-looking statements. We encourage all listeners to review Signal’s SEC filings for a more complete description of these risks and uncertainties, including Signal’s recently filed Form 10-Q. Signal undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after this call.

With those disclosures out of the way, I would like to turn the call over to Sam Riccitelli, Signal’s President and Chief Executive Officer. Sam?

Samuel D. Riccitelli:

Thanks, David. Good morning, everyone. Thank you for joining us to review Signal’s proposed merger with miRagen. First, I would like to recap the announcement we issued last night, provide some additional insights into our strategic decision, and then invite Bill Marshal, CEO of miRagen, to introduce miRagen and describe their strategic vision.

After a thorough review of several strategic alternatives dating back to earlier this year, Signal’s Executive Team and our Board of Directors unanimously believe this transaction provides our Stockholders with an attractive opportunity for both short-term and long-term value appreciation. With our strategic advisors, the Signal Board and Management Team pursued a variety of alternatives to maximize Stockholder value, including a potential merger, a sale of some or all of the Company’s assets, or the potential liquidation of the Company. Ultimately, Signal’s Management and Board determined that our proposed merger with miRagen will be in the best interests of our Stockholders, and our Board has unanimously recommended that Signal’s Stockholders approve the proposed merger.

We believe Signal’s investors and the investment community at large will come to see the potential of miRagen’s product-focused platform, developing microRNA therapies for unmet medical needs. We also believe the proposed merger provides Signal Stockholders with an attractive opportunity for long-term value appreciation, based on a portfolio of product candidates. The merger will result in a clinical stage Company with a diversified portfolio including two programs in Phase 1 clinical trials.

Signal also announced yesterday that we have entered into a non-binding letter of intent with a large global diagnostic laboratory for the sale of intellectual property assets related to Signal’s MyPRS test. If the MyPRS transaction is consummated, the net proceeds to Signal are currently expected to be approximately equal to the anticipated costs of operating the MyPRS business through the projected date of

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Signal Genetics and miRagen Therapeutics – Investor Conference Call, November 1, 2016

closing, thus resulting, from a cash perspective, in an outcome similar to an immediate cessation of the MyPRS business. Completion of this transaction will be subject to the negotiation of a definitive asset purchase agreement, satisfaction of closing conditions, and approval by Signal’s Stockholders.

As stated in our press release, at the closing of this merger, the Directors and the Executive Officers of Signal will resign from their positions, and the combined Company will be under the leadership of Bill Marshall and miRagen’s current Management Team. The Board of Directors of our combined Company is expected to consist of eight members, all of whom will be designated by miRagen. Upon closing of this transaction, which is expected to take place during the first quarter of 2017, security-holders of miRagen, including investors in the financing, are currently estimated to become holders of approximately 96% of Signal’s outstanding common stock on a fully-diluted basis.

Signal’s common stock currently trades on the NASDAQ Capital Market. At closing, Signal will be renamed Miragen Therapeutics, Inc., and apply for listing on the NASDAQ Global Market under a new trading symbol.

Also concurrent with the closing of the merger, an investor syndicate including miRagen’s existing investors and new investors have committed to invest approximately $40.7 million of new equity in the combined Company.

On a pro forma and fully diluted basis for the combined company, following the closing of the proposed merger, (a) current Signal Stockholders are expected to own approximately 4%; (b) current miRagen stockholders are expected to own approximately 69%, excluding shares issued to them in the concurrent financing; and (c) the investors participating in the concurrent financing are expected to own approximately 27%, excluding shares previously held by them.

This transaction has been unanimously approved by the Boards of Directors of both Companies, and, importantly, more than a majority of miRagen Stockholders have agreed to vote in favor of the transaction. The Holders of a majority of the outstanding shares of Signal must approve the transaction at a special meeting of Stockholders, which we expect to occur in the first quarter of 2017. All Holders of Signal stock on the record date will be entitled to vote on the merger. The record date has not yet been set, but will be set in advance of the mailing of a proxy statement to Signal’s Stockholders, which will take place once our merger-related SEC filings have cleared the SEC’s review.

Additionally, our Board of Directors has approved a 1-for-15 reverse stock split of our common stock which will become effective immediately following the close of trading on November 4, 2016. Signal’s shares of common stock will begin trading on a split-adjusted basis on November 7, 2016, on the NASDAQ Capital Market. The reverse stock split is intended to enable our stock to regain compliance with NASDAQ’s minimum bid price listing standard.

I’ll now turn the call over to Bill Marshall, Chief Executive Officer of miRagen, and we will leave time for a Q&A session at the end of this call. Bill?

William S. Marshall:

Right. Thank you for the introduction, Sam, and good morning. We welcome this chance to introduce miRagen to the Stockholders of Signal. I want to thank Sam, the entire Signal team, and the Board for their professionalism and collaborative approach as we have worked through this process. We share their enthusiasm for this merger and the potential it has to create value for our combined Stockholder Groups.

Thank you for the opportunity to tell investors about miRagen Therapeutics. miRagen is a clinical-stage biopharmaceutical Company focused on the discovery and development of innovative microRNA

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Signal Genetics and miRagen Therapeutics – Investor Conference Call, November 1, 2016

targeting therapies in disease areas of high unmet medical need. MicroRNAs are short RNA molecules that regulate gene expression and whose dysregulation has been implicated in many disease states.

Since our inception, our operations have focused on developing core competencies in nucleic acid-targeting therapeutics and analysis of systems biology. Our translational medicine strategy is to progress rapidly to first in human studies, once we have established pharmacokinetics / pharmacodynamics and shown that the drug candidate is safe in preclinical studies. The initial indication is typically a genetically defined or rare disease where dysregulation of a microRNA has been implicated. At the same time, the microRNA imbalance has been implicated in other disease areas that will allow for an eventual expansion of the potential use of the drug in other indications.

We believe that the skills we have developed have positioned the Company to discover and develop potential drug candidates that may be beneficial in a variety of diseases. To that end, we have advanced two candidates into clinical trials intended to evaluate for safety and tolerability while at the same time exploring molecular changes that could create a plausible link to clinical benefit in early stage trials.

MRG106 is our lead anti-cancer product candidate and an inhibitor of microRNA-155. It is currently in a Phase One multiple ascending dose study in patients with mycosis fungoides, which is the most common form of cutaneous T-cell lymphoma. This is a rare disease where we believe elevation of microRNA-155 is common and contributes to the disease. While our primary objectives are to evaluate for safety and tolerability, the trial includes many exploratory endpoints based on biomarker and clinical evaluation that may allow us to better understand the potential of the drug to provide clinical benefit to the patients. miR-155 overexpression has been observed in other lymphomas, leukemia and solid tumors that may provide additional indications for the drug candidate.

MRG201 is our lead anti-fibrosis drug candidate and a synthetic microRNA mimic or promiR to microRNA-29, that is currently being evaluated in healthy volunteers in which fibrosis has been induced. Again, while the clinical trial’s primary endpoints are safety and tolerability, we have designed the trial to measure a host of exploratory, biomarker-driven endpoints that help to validate the drug candidate’s mechanism of action in man. MRG201 is a synthetic analog of microRNA 29, whose expression is abnormally low in a number of pathologic fibrotic conditions, including cutaneous, pulmonary, hepatic, retinal, cardiac, and renal fibrosis.

In addition to our clinical programs, we are developing a pipeline of pre-clinical candidates. This includes the assets which are the subject of the strategic collaboration and licensing agreement with Servier that focuses in cardiovascular disease.

In addition to our clinical stage assets and the preclinical pipeline, we believe that the financial position of the combined Company represents another important asset to potentially bring long-term value to Stockholders. In connection with the closing of the merger, we have commitments for approximately $40.7 million from an investor syndicate that includes existing and new investors.

The miRagen Management Team and Investors are committed to pursuing strategies that have the potential to create significant value for all of our Stakeholders, including patients and their families, the medical community, our Stockholders and our Employees. Throughout the merger negotiation discussions, it was clear to all of us that we share the fundamental goals of the Signal Management Team and Board and that we are aligned on the vision for the merged Company. We are committed to working hard for our Stockholders every day.

Going forward from here, we intend to be visible and accessible, subject to our legal and regulatory obligations.

With that, I’ll turn it back to Sam.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Signal Genetics and miRagen Therapeutics – Investor Conference Call, November 1, 2016

Samuel D. Riccitelli:

Thanks, Bill. Operator, that’s the end of the planned remarks. Can we go to question-and-answer?

Operator:

Thank you, sir. If you’d like to ask a question, please signal by pressing star, one on your telephone keypad. If you’re using a speaker phone, please make sure your mute function is turned off to allow your signal to reach our equipment. Again, press star, one to ask a question. We’ll pause for just a moment to allow everyone an opportunity to signal for questions.

Our first question comes from Liana Moussatos with Wedbush Securities.

Liana Moussatos:

Thank you for taking my question. This is for Doctor Marshall. From a chemistry perspective, can you describe the differences between MRG106 and some of the other microRNAs in development and how this chemistry could be producing a safer treatment than some of the others? My second question is, can you outline the expected pipeline progress for the remainder of this year and through 2017?

William S. Marshall:

Thank you, Liana. So, let me start with your first question about the chemistries. MRG106 is an LNA antimiR. This is a—what we would refer to as a mix miR. It’s got a high content of locked nucleic acid within the molecule. The molecule is intended to bind to and inhibit the ability of microRNA-155 to bind to its native targets. What we have shown in preclinical studies is that the compound is quite safe and well tolerated in preclinical studies, and that it has the potential to modulate microRNA-155 levels, which we believe could contribute to therapeutic benefit.

In terms of the timeline moving forward, I’ll defer that to the S4, which we will be filing soon. Thank you for your question.

Operator:

Our next question is from Ted Tenthoff with Piper Jaffray.

Edward A. Tenthoff:

Great. Thank you very much and congratulations on the transaction. It’s nice to see a proactive move to get public in these current financial markets. I had a question, I guess, with respect to sort of the path forward in T-cell lymphoma. How do you envision your compound being used in combination therapy? Ultimately, are there other cancers, either blood type or even solid tumors, that could be amenable to microRNA therapy?

William S. Marshall:

Thanks, Ted. So, the—what I can say is that microRNA-155 is actually the product of the BIC oncogene. This microRNA’s overexpression has been implicated in poor prognosis in a variety of outcomes, and again, this was one of the reasons that led us to explore this as a target for therapeutic intervention. We will be exploring a variety of opportunities for expansion of the potential indications. We do know from the scientific literature that elevations in microRNA-155 have been observed in other forms of lymphoma, leukemia and solid tumors.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Signal Genetics and miRagen Therapeutics – Investor Conference Call, November 1, 2016

In terms of combinations, we’re actively exploring those opportunities, but believe because of the orthogonal nature of this target, that there may be good opportunities for combination therapies.

Edward A. Tenthoff:

That makes a lot of sense. Great. Thank you very much and congrats on the transaction.

William S. Marshall:

Thanks, Ted.

Operator:

As a reminder, it is star, one to signal for questions today, please, star, one on your touch-tone phone.

It appears there are no further questions at this time. Sam, I’d like to turn the conference back to you for any additional or closing remarks, sir.

Samuel D. Riccitelli:

Operator, thank you. I think we can conclude this call. I want to thank Bill and his Team at miRagen for a very effective dialogue and conclusion.

Bill?

William S. Marshall:

Bill Marshall here, thanking all of you for participating. We appreciate your time and look forward to staying in touch with you as we move forward.

Samuel D. Riccitelli:

Operator?

Operator:

This concludes today’s conference. Thank you for your participation. You may now disconnect.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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